December 20, 2004

Mail Stop 0409

VIA U.S. MAIL AND FAX 415-955-4748

Mr. Deni Leonard
President
Indigenous Global Development Corporation
100 Bush Street, Suite 225
San Francisco, CA 94104

RE:	Indigenous Global Development Corporation
	Form 8-K filed December 15, 2004
            File No. 0-22968

Dear Mr. Leonard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B.
It is not sufficient to state that the Board of Directors "received a resignation letter" from its auditors, as that wording is unclear to a reader.

2. Pursuant to Item 304(a)(1)(ii) of Regulation S-B, revise your disclosure to state whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion or modification. This would apply to the report on the financial statements for the fiscal years ended June 30, 2004 and 2003 and would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report.

3. Revise your disclosure to state whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. This would apply to the fiscal years ended June 30, 2004 and 2003 and the subsequent interim period through the date of resignation. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

4. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-B
Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within 10 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by
Exhibit 16 should cover any revised disclosures. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

Any questions regarding the above should be directed to me at (202) 824-5336, or in my absence, to Robert Benton at (202) 942-1811.

						Sincerely,



						Rachel Zablow
						Staff Accountant


Indigenous Global Development Corporation
December 20, 2004



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